UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CONFLICT MINERALS

TTM TECHNOLOGIES, INC.

(Exact name of the registrant as specified in its charter)

Delaware	0-31285	91-1033443
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1665 Scenic Avenue, Suite 250 Costa Mesa, California	92626
(Address of principal executive offices)	(Zip code)

Todd B. Schull

(714) 327-3000

(Name and telephone number, including area code, of

the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1.	Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

(c) Conflict Minerals Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and the instructions to Form SD, and the Public Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule issued by the Director of the Division of Corporation Finance of the Securities and Exchange Commission on April 29, 2014, TTM Technologies, Inc. (the “Company”) is filing with this Form SD a Conflict Minerals Report, which is attached hereto as Exhibit 1.01 and incorporated herein by reference.

The Company’s Statement on its Conflict Minerals Policy and this Form SD, including the Company’s Conflict Minerals Report, are available on the Company’s website at http://ttmtech.com/about/documents/Conflict_Minerals_Information.pdf. The content of our website as referred to in this Form and Report is included for general information only and is not incorporated by reference herein.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2.	Exhibits

Item 2.01	Exhibits

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TTM TECHNOLOGIES, INC.

By:	/s/ Todd B. Schull
	Name:	Todd B. Schull
	Title:	Executive Vice-President, Chief Financial Officer, Treasurer and Secretary

May 14, 2015